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                       MMI Companies, Inc and Subsidiaries
           Exhibit 11 - Statement re Computation of Per Share Earnings
                      (In thousands, except per share data)

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                               Three Months Ended       Nine Months Ended
                                 September 30,            September 30,
                                   1996  1995               1996  1995
PRIMARY

Weighted average shares
  outstanding                     10,030    8,910          9,871     8,723

Net effect of dilutive stock
  options based on the treasury
  stock method using average
  market price                       464      358            432       259

Weighted average number of common
  and common equivalent shares    10,494    9,268         10,303     8,982

Net income                       $ 6,176  $ 5,906        $19,935   $15,954
Less preferred stock dividends         -      164              -       294

Net income available to common
  stockholders                   $ 6,176  $ 5,742        $19,935   $15,660

Earnings per common and
  common equivalent share        $   .59  $   .62        $  1.93   $  1.74


FULLY DILUTED

Weighted average shares
  outstanding                     10,030    8,910          9,871     8,723

Net effect of dilutive stock
  options based on the treasury
  stock method using ending
  market price, if higher than
  average.                           464      417            463       416
Assumed conversion of dilutive
  convertible  preferred stock         -      685              -       410

Weighted average number of common
  and common equivalent shares    10,494   10,012         10,334     9,549

Net income                       $ 6,176  $ 5,906        $19,935   $15,954

Earnings per common and
  common equivalent share        $   .59  $   .59        $  1.93   $  1.67



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